

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 16, 2008

Via U.S. Mail

Mr. Edward K. Christian
Chief Executive Officer, President
 and Chairman of the Board
73 Kercheval Avenue
Grosse Pointe Farms, MI 48236

> **Re: Saga Communications, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-11588**

Dear Mr. Christian:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ Jay Knight

for Robert Bartelmes
Senior Financial Analyst

cc: by facsimile to (313) 393-7579
        Fred B. Green, Esq.
        (Bodman LLP)